FILED BY MANPOWER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COMSYS IT PARTNERS, INC.

REGISTRATION STATEMENT FILE NO. 333-165182

FOR IMMEDIATE RELEASE

Manpower Inc. Announces Completion and Preliminary Results of

Exchange Offer for COMSYS IT Partners, Inc.

MILWAUKEE, WI, USA, April 5, 2010 - Manpower Inc. (NYSE:MAN) announced today that it has successfully completed its previously announced exchange offer for all of the outstanding shares of common stock of COMSYS IT Partners, Inc.  The exchange offer expired at 12:00 midnight, New York Time, on the evening of April 2, 2010.  Based on a preliminary count by the exchange agent for the exchange offer, a total of 19,787,017 COMSYS shares, representing approximately 89% of COMSYS’s outstanding common stock on a fully diluted basis, were validly tendered and not withdrawn in the exchange offer, of which 1,599,160 shares, representing approximately 7% of COMSYS’s outstanding common stock on a fully diluted basis, were tendered pursuant to notices of guaranteed delivery.  All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offer and applicable law.

Of the shares tendered, cash elections were made with respect to 17,794,582 shares and stock elections were made with respect to 1,992,435 shares.  Based on these preliminary results and the terms of the merger agreement, the preliminary proration of the exchange offer consideration is as follows:

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each COMSYS share for which a stock election or no election was made will be converted into the right to receive 0.304 of a share of Manpower common stock, and

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each COMSYS share for which a cash election was made will be converted into the right to receive $9.81 in cash without interest and 0.135 of a share of Manpower common stock.

These amounts are subject to change based on the final exchange offer results.  Manpower will announce the final exchange offer results and the final proration of the exchange offer consideration as promptly as practicable.

Manpower Inc. • 100 Manpower Place, Milwaukee, WI  53212 • USA • Phone +1.414.961.1000 • www.manpower.com

Manpower intends to exercise its option under the merger agreement to acquire newly issued shares of COMSYS common stock at $17.65 per share (the same cash consideration offered in the exchange offer) so that together with the shares accepted in the exchange offer (excluding shares tendered pursuant to notices of guaranteed delivery) it owns more than 90% of the outstanding shares of COMSYS common stock.  Following the acquisition of the additional COMSYS shares, Manpower intends to complete a short-form merger through the procedures available under Delaware law as soon as practicable.  Upon completion of the merger, each share of COMSYS common stock not acquired in the exchange offer will be converted into the right to receive, at the election of the holder, either: (i) $17.65 in cash, without interest, or (ii) 0.304 of a share of Manpower common stock (the same consideration elections available in the exchange offer), in each case subject to proration.

Important Additional Information

In connection with the exchange offer, Manpower filed a Schedule TO and Registration Statement on Form S-4 (including the prospectus) with the Securities and Exchange Commission (SEC) on March 4, 2010, as amended, and COMSYS filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on March 4, 2010. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MANPOWER, COMSYS AND THE TRANSACTION. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.manpower.com. Documents filed by COMSYS with the SEC may be obtained without charge at the SEC's website and at COMSYS's website at www.comsys.com. Copies of the exchange offer materials may also be obtained free of charge from Georgeson Inc., the information agent for the exchange offer, by calling toll-free at 1-866-316-3688.

About Manpower Inc.

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry, creating and delivering services that enable clients to win in the changing world of work. With more than 60 years of experience, the company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower's worldwide network of nearly 4,000 offices in 82 countries and territories enables the company to meet the needs of 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world's largest multinational corporations. The focus of Manpower's work is on raising productivity through improved quality, efficiency and cost-reduction across the total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Forward-Looking Statements

This news release contains statements that are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause actual results to differ materially from those contained in the forward-looking statements include, among others, the

Manpower Inc. • 100 Manpower Place, Milwaukee, WI  53212 • USA • Phone +1.414.961.1000 • www.manpower.com risk that Manpower's business and/or COMSYS's business have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that Manpower's expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of Manpower's or COMSYS's products or services may be reduced; the impact of economic conditions; the impact of competition and pricing; and other factors found in the Manpower's and COMSYS's reports filed with the SEC, including the information under the heading 'Risk Factors' in Manpower's Annual Report on Form 10-K for the year ended December 31, 2009 and COMSYS's Annual Report on Form 10-K for the fiscal year ended January 3, 2010, which information is incorporated herein by reference.

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Manpower Inc. • 100 Manpower Place, Milwaukee, WI  53212 • USA • Phone +1.414.961.1000 • www.manpower.com